Exhibit 77D

THE ROYCE FUND

Royce Small/Mid-Cap Premier Fund

        On February 28–March 1, 2017, the Board of Trustees of The Royce Fund voted to (1) change the name of Royce Heritage Fund to Royce Small/Mid-Cap Premier Fund (the “Fund”) and (2) revise the Fund’s non-fundamental investment policies to require it to invest at least 80% of its net assets in small and mid-cap companies with stock market capitalizations less than $15 billion, effective May 1, 2017.